EXHIBIT 21.1
The following table sets forth the name and jurisdiction of incorporation/charter of the Registrant’s subsidiaries. Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned by Bank Mutual.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Bank Mutual (1)	USA
First Northern Investments, Inc.	Nevada
BancMutual Financial & Insurance Services, Inc. (f/k/a “Lake Financial and Insurance Services, Inc.”)	Wisconsin
MC Development LTD	Wisconsin
Mutual Investment Corporation	Nevada
(1) Direct subsidiary of Bank Mutual Corporation.
Two other entities are 50% owned

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Savings Financial Corporation (50% owned)	Wisconsin
Arrowood Development LLC (50% owned) (2)	Wisconsin
(2) Owned by MC Development LTD